Exhibit 4.5

MEMORANDUM OF AGREEMENT Dated: 30th August 2005	Norwegian Shipbrokers’ Association’s Memo-randum of Agreement for sale and purchase of ships. Adopted by The Baltic and International Maritime Council (BIMCO) in 1956.
Code-name SALEFORM 1993
Revised 1966, 1983 and 1986/87.

Pan Shipping L.P., C/O Wallbrook Trustees (IOM) Limited, Grosvenor House, 66/67 Athol Street,
Douglas, Isle of Man, IM99 2BJ
hereinafter called the Sellers, have agreed to sell, and
Britannia Bulk Plc, London, United Kingdom or their guaranteed nominee hereinafter called the Buyers, have agreed to buy

Name: M/V “FOREMOST”

Classification Society/Class: American Bureau of Shipping

Built: November 1998	By: Eisa Estaleiro Ilha S.A., BrasiI

Flag: Panama	Place of Registration: Panama

Call Sign: 3FWF8	Grt/Nrt: 37,978//23,259

~~Register~~ IMO Number:  9057458

hereinafter called the Vessel, on the following terms and conditions:

Definitions

“Banking days” are days on which banks are open  both in the country of the currency stipulated for the Purchase Price in Clause 1 and in the place of closing stipulated in Clause 8.

“In writing” or “written” means a letter handed over from the Sellers to the Buyers or vice versa, a registered letter, telex, telefax or other modern form of written communication.

“Classification Society” or “Class” means the Society referred to in line 4.

1.         Purchase Price US$ 28,500,000.- (United States Dollars Twenty Eight Million Five Hundred Thousand) less 4.73% commission deductable from the Purchase Price and payable by the Buyers.

2.                          Deposit

As security for the correct fulfilment of this Agreement the Buyers shall pay a deposit of ~~10~~ 5% (~~ten~~, five per cent) of the Purchase Price within Three (3) London /New York banking days from the date a faxed copy of this Agreement is signed by Buyers. This deposit shall be placed with Sellers’ nominated bank in London being Jyske Bank A/S, London Branch and held by them in a joint interest bearing account for the Sellers and the Buyers, to be released in accordance with joint written instructions of the Sellers and the Buyers in exchange for the transfer of title/closing documentation. Interest, if any, to be credited to the Buyers, Any fee charged for holding the said deposit shall be borne equally by the Sellers and the Buyers. If the Vessel under the terms and condition of this Agreement is not delivered within and expiry of Three (3) months of signing this agreement, the Buyer shall increase the balance deposit up to 7.5% (seven and a half percent). The deposit shall be increased to 10% (ten percent) when Charterers (Deiulemor) provide Sellers with Twenty (20) days approximate notice of redelivery notwithstanding when this happens.

3.                          Payment

The said Purchase Price less the 4.73% commission shall be paid in full free of bank charges to Sellers’ nominated bank in London on delivery of the Vessel in exchange for the transfer of title/closing documentation, but not later than 3 banking days after the Vessel is in every respect physically ready for delivery in accordance with the terms and conditions of this Agreement and Notice of Readiness has been given in accordance with Clause 5.

4.                          Inspections

a)*                  The Buyers have waived their right to inspect ~~inspected and accepted~~ the Vessel’s classification records. The Buyers have also inspected the Vessel at/in Kaokslung, Taiwan on 23rd/24th July 2006 and have accepted the Vessel following this inspection, including her speed performances, and the sale is outright and definite, subject only to the terms and conditions of this Agreement.

~~b)*                 The Buyers shall have the right to inspect the Vessel’s classification records and declare whether same are accepted or not within~~

~~The Sellers shall provide for inspection of the Vessel at/in.~~

~~The Buyers shall undertake the inspection without undue delay to the Vessel Should the Buyers cause undue delay they shall compensate the Sellers for the losses thereby incurred. The Buyers shall inspect the Vessel without opening up and without cost to the Sellers. During the inspection, the Vessel’s dock and engine log books shall be made available for examination by the Buyers. If the Vessel is accepted after such inspection, the sale shall become outright and definite, subject only to the terms and conditions of the Agreement, provided the Sellers receive written notice of acceptance from the Buyers within 72 hours after completion of such inspection.~~

~~Should notice of acceptance of the Vessel’s classification records and of the Vessel not be received by the Sellers as aforesaid, the deposit together with interest earned shall be released immediately to the Buyers, whereafter this Agreement shall be null and void.~~

~~*                            4 a) and 4b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 4a) to apply.~~

5.                          Notices, time and place of delivery

a)                         The Sellers shall keep the Buyers well informed of the position of the Vessel and subsequent changes thereto known to the Sellers~~’s ltinerary~~ and shall provide the Buyers with 20, 15, 10, 5 and 2 days notice of approximate date of readiness for ~~the estimated time of arrival at the intended place of drydocking/underwater – inspection/~~delivery. If however, approximate redelivery notice is received by Sellers from Charterers (Deiulemor) earlier than Twenty (20) days, then Sellers to advise the Buyers of such notice accordingly. When the Vessel is at the place of delivery and in every respect physically ready for delivery in accordance with this Agreement the Sellers shall give the Buyers a written Notice of Readiness for delivery.

b)                        The Vessel shall be delivered charterfree and taken over with clean swept holds, safety afloat at a safe and always accessible berth, or safe anchorage, at~~/in~~ a place mutually agreeable between Sellers and Buyers,

~~In the Sellers’ option.~~

Expected time of delivery: between 22nd October 2006 and 22nd February 2007

Data of cancelling (see Clauses 5 c), 6 b) (iii) and 14): 23rd February 2007 in Buyers’ option.

c)                         If the Sellers anticipate that, notwithstanding the exercise of due diligence by them, the Vessel will not be ready for delivery by the cancelling date they may notify the Buyers in writing stating the date when they anticipate that the Vessel will be ready for delivery and propose a new cancelling data. Upon receipt of such notification the Buyers shall have the option of either cancelling this Agreement in accordance with Clause 14 within 7 running days of receipt of the notice or of accepting the new date as the new cancelling date. If the Buyers have not declared their option within 7 running days of receipt of the Sellers’

notification or if the Buyers accept the new date, the date proposed in the Sellers’ notification shall be deemed to be the new cancelling date and shall be substituted for the cancelling date stipulated in line 61.

If this Agreement is maintained with the new cancelling date all other terms and conditions hereof including those contained in Clauses 5 a) and 5 c) shall remain unaltered and in full force and effect. Cancellation or failure to cancel shall be entirely without prejudice to any claim for damages the Buyers may have under Clause 14 for the Vessel not being ready by the original cancelling date.

d)                        Should the Vessel become an actual, constructive or compromised total loss before delivery the deposit together with interest earned shall be released immediately to the Buyers whereafter this Agreement shall be null and void.

6.                          Drydocking/Divers Inspection (see clause 17)

~~a)**           The Sellers shall place the Vessel in drydock at the port of delivery for inspection by the Classification Society of the Vessel’s underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society’s rules. If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel’s class, such defects shall be made good at the Sellers’ expense to the satisfaction of the Classification Society without condition/recommendation*.~~

~~b)**          (i) The Vessel is to be delivered without drydocking However, the Buyers shall have the right at their expense to arrange for an underwater inspection by a diver approved by the Classification Society prior to the delivery of the Vessel. The Sellers shall at their cost make the Vessel available for such inspection. The extent of the inspection and the conditions under which it is performed shall be to the satisfaction of the Classification Society. If the conditions at the port of delivery are unsuitable for such inspection, the Sellers shall make the Vessel available at a suitable alternative place near to the delivery port.~~

~~(ii) If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel’s class, then unless repairs can be carried out afloat to the satisfaction of the Classification Society, the Sellers shall arrange for the Vessel to be drydocked at their expense for inspection by the Classification Society of the Vessel’s underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society’s rules. If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel’s class, such defects shall be made good by the Sellers at their expense to the satisfaction of the Classification Society without condition/recommendation*. In such event the Sellers are to pay also for the cost of the underwater inspection and the Classification Society’s attendance.~~

~~(iii) If the Vessel is to be drydocked pursuant to Clause 6 b) (ii) and no suitable dry docking facilities are available at the port of delivery, the Sellers shall take the Vessel to a port where suitable drydocking facilities are available, whether within or outside the delivery range as per Clause 5 b). Once drydocking has taken place the Sellers shall deliver the Vessel at a port within the delivery range as per Clause 5 b) which shall, for the purpose of this Clause, become the new port of delivery. In such event the cancelling date provided for in Clause 5 b) shall be extended by the additional time required for the drydocking and extra steaming, but limited to a maximum of 14 running days.~~

~~c)                         If the Vessel is drydocked pursuant to Clause 6 a) or 6 b) above~~

~~(i) the Classification Society may require survey of the tailshaft system, the extent of the survey being to the satisfaction of the Classification surveyor. If such survey is not required by the Classification Society, the Buyers shall have the right to require the tailshaft to be drawn and surveyed by the Classification Society, the extent of the survey being in accordance with the Classification Society’s rules for tailshaft survey and consistent with the current stage of the Vessel’s survey cycle. The Buyers shall declare whether they require the tailshaft to be drawn and surveyed not later than by the completion of the inspection by the Classification Society. The drawing and refitting of the tailshaft shall be arranged by the Sellers. Should any parts of the tailshaft system be condemned or found defective so as to affect the Vessel’s class, those parts shall be renewed or made good at the Sellers’ expense to the satisfaction of the Classification Society without~~

~~condition/recommendation*.~~

~~(ii) the expenses relating to the survey of the tailshaft system shall be borne by the Buyers unless the Classification Society requires such survey to be carried out, in which case the Sellers shall pay these expenses. The Sellers shall also pay the expenses if the Buyers require the survey and parts of the system are condemned or found defective or broken so as to affect the Vessel’s class*.~~

~~(iii) the expenses in connection with putting the Vessel in and taking her out of drydock, including the drydock dues and the Classification Society’s fees shall be paid by the Sellers if the Classification Society issues any condition/recommendation* as a result of the survey or if it requires survey of the tailshaft system. In all other cases the Buyers shall pay the aforesaid expenses, dues and fees.~~

~~(iv) the Buyers’ representative shall have the right to be present in the drydock, but without interfering with the work or decisions of the Classification surveyor.~~

~~(v) the Buyers shall have the right to have the underwater parts of the Vessel cleaned and painted at their risk and expense without interfering with the Sellers’ or the Classification surveyor’s work, if any, and without affecting the Vessel’s timely delivery. If, however, the Buyers’ work in drydock is still in progress when the Sellers have completed the work which the Sellers are required to do, the additional docking time needed to complete the Buyers’ work shall be for the Buyers’ risk and expense. In the event that the Buyers’ work requires such additional time, the Sellers may upon completion of the Sellers’ work tender Notice of Readiness for delivery whilst the Vessel is still in drydock and the Buyers shall be obliged to take delivery in accordance with Clause 3, whether the Vessel is in drydock or not and irrespective of Clause 5 b).~~

~~*                            Notes, if any, in the surveyor’s report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.~~

~~**                     6 a) and 6 b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 6 a) to apply.~~

7.                         Spares/bunkers, etc.

The Sellers shall deliver the Vessel to the Buyers with everything belonging to her on board, ~~and~~ on shore and on order. All spare parts and spare equipment which shall be at least to the minimum requirements of the classification society and including other spare parts on board the Vessel at Buyers’ inspection, ~~Including spare tail and shaft/(s) and/or spare~~ propellers(s)/propeller blade(s), if any, belonging to the Vessel at the time of inspection used or unused, whether on board or not shall become the Buyers’ property. ~~but spares on order are to be excluded.~~ Forwarding charges, if any, shall be for the Buyers’ account. The Sellers are not required to replace spare parts including spare tail-end shaft(s) and spare propeller(s)/propeller blade(s) which are taken out of spare and used as replacement prior to delivery, but the replaced items shall be the property of the Buyers. ~~The radio installation~~ All wireless and navigational aids ~~equipment~~ which were onboard the Vessel at the time of inspection except equipment hired or owned by the charterers and the technical managers shall be included in the sale without extra payment ~~if they are the property of the Sellers~~. All ~~Unused~~ broached / unbroached stores and provisions shall be included in the sale and be taken over by the Buyers without extra payment.

The Sellers have the right to take ashore crockery, plates, cutlery, linen and other articles bearing the Sellers’ flag or name, provided they replace same with similar unmarked items. Library, forms, etc., exclusively for use in the Sellers’ vessel(s), shall be excluded without compensation. Captain’s, Officers’ and Crew’s personal belongings including the slop chest are to be excluded from the sale, as well as the following additional items (including items on hire);

•       Unliors Bottles

•       Videotel and Walport training videos

•       ECDIS software

•       TESMA SQEMS (electronic & hard copy)

•       SEP manual

•       (SOPEP) ship security plan and TESMA licensed software

The Buyers shall take over the remaining bunkers and unused lubricating oils in storage tanks and ~~sealed~~ umbroached drums, greases and hydraulics and pay the ~~current~~ Sellers’ net cost (purchase) ~~market~~ price (excluding barging expenses). All prices to be evidenced by original invoices, ~~at the port and date of delivery of the Vessel~~.

Payment under this Clause shall be made at the same time and place and in the same currency as the Purchase Price.

8.                          Documentation (see also clause 18)

The place of closing: London. The cost of meeting room for closing including communication and any incidental costs to be borne equally by Seller and Buyers.

~~In exchange for payment of the Purchase Price the Sellers shall furnish the Buyers with delivery documents, namely:~~

~~a)                         Legal Bill of Sale in a form recordable in (the country in which the Buyers are to register the Vessel), warranting that the Vessel is free from all encumbrances, mortgages and maritime liens or any other debts or claims whatsoever, duly notarially attested and legalized by the consul of such country or other competent authority.~~

~~b)                        Current Certificate of Ownership issued by the competent authorities of the flag state of the Vessel.~~

~~c)                         Confirmation of Class issued within 72 hours prior to delivery.~~

~~d)                        Current Certificate issued by the competent authorities stating that the Vessel is free from registered encumbrances.~~

~~e)                         Certificate of Deletion of the Vessel from the Vessel’s registry or other official evidence of deletion appropriate to the Vessel’s registry at the time of delivery, or, in the event that the registry does not as a matter practice issue such documentation immediately, a written undertaking by the Sellers to effect deletion from the Vessel’s registry forthwith and furnish a Certificate or other official evidence of deletion to the Buyers promptly and latest within 4 (four) weeks after the Purchase Price has been paid and the Vessel has been delivered.~~

~~f)                           Any such additional documents as may reasonably be required by the competent authorities for the purpose of registering the Vessel, provided the Buyers notify the Sellers of any such documents as soon as possible after the date of this Agreement.~~

At the time of delivery the Buyers and Sellers shall sign and deliver to each other a Protocol of Delivery and Acceptance confirming the date and time of delivery of the Vessel from the Sellers to the Buyers.

At the time of delivery the Sellers shall hand to the Buyers the classification certificate(s) as well as all plans/manuals/drawings/charts and instruction books etc., which are on board the Vessel and in Sellers’ possession for the main engine / all auxiliaries / deck machinery/ radio and navigational equipment. Any such items held in Owners office to be released to the Buyers at the time of delivery.

Other certificates which are on board the Vessel shall also be handed over to the Buyers unless the Sellers are required to retain same, in which case the Buyers to have the right to take copies. Other technical documentation which may be in the Sellers’ possession shall be promptly forwarded to the Buyers at their expense, if they so request. The Sellers may keep the Vessel’s log books but the Buyers to have the right to take copies of same.

9.                          Encumbrances

The Sellers warrant that the Vessel, at the time of delivery, is free from all charters, encumbrances, mortgages, ~~and~~ maritime liens, arrests, detentions, taxes or any other debts or claims whatsoever and free of stowaways. The Sellers hereby undertake to indemnify the Buyers against all consequences of claims made against the Vessel which have been incurred prior to the time of delivery.

10.                    Taxes; etc.

Any taxes, fees and expenses connected with the closing of the Sellers’ register, Sellers’ crew repatriation and all port charges on arrival and until delivery of the Vessel shall be for the Sellers’ account. Any taxes, fees and expenses in connection with the purchase and registration under the Buyers’ flag shall be for the Buyers’ account including all port charges following delivery.~~, whereas similar charges in connection with the closing of the Sellers’ register shall be for the Sellers’ account.~~

11.                    Condition on delivery (see also Clauses 17)

The Vessel with everything belonging to her shall be at the Sellers’ risk and expense until she is delivered to the Buyers, but subject to the terms and conditions of this Agreement she shall be delivered and taken over in substantially the same condition as when inspected ~~as she was at the time of inspection~~, fair wear and tear excepted.

However, the Vessel shall be delivered with her present class maintained free of ~~without conditional~~ recommendation*, free of average damage affecting the Vessel’s class and with all continuous survey cycles completely upto date with no outstanding items~~, and with her~~. All class and trading ~~classification~~ certificates ~~and national certificates~~, as required under present flag to be ~~as well as all other certificates the Vessel had at the time of inspection~~, clean and valid for a minimum of Three (3) months ~~and~~ from the date of ~~unextended without condition/recommendation* by Class or the relevant authorities at the time~~ of delivery without extensions or notation. At the time of delivery the Sellers to provide a certificate from the Vessel’s class confirming the present class is maintained without recommendations or notations.

“Inspection” in this Clause 11, shall mean the Buyers’ inspection according to Clause 4 a) or 4 b), if applicable, or the Buyers’ inspection prior to the signing of this Agreement. If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date.

*                            Notes, if any, in the surveyor’s report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.

12.                    Name/markings

Upon delivery the Buyers undertake to change the name of the Vessel and alter funnel markings.

13.                    Buyers’ default

Should the deposit not be paid in accordance with Clause 2, the Sellers have the right to cancel this Agreement, and they shall be entitled to claim compensation for their losses and for all expenses incurred together with interest.

Should the Purchase Price not be paid in accordance with Clause 3, the Sellers have the right to cancel the Agreement, in which case the deposit together with interest earned shall be released to the Sellers. If the deposit does not cover their loss, the Sellers shall be entitled to claim further compensation for their losses and for all expenses incurred together with interest.

14.                    Sellers’ default

Should the Sellers fail to give Notice of Readiness in accordance with Clause 5 a) or fail to be ready to validly complete a legal transfer by the date stipulated in line 61 the Buyers shall have the option of cancelling this Agreement provided always that the Sellers shall be granted a maximum of 3 banking days after Notice of Readiness has been given to make arrangements for the documentation set out in Clause 8. If after Notice of Readiness has been given but before the Buyers have taken delivery, the Vessel ceases to be physically ready for delivery and is not made physically ready again in every respect by the date stipulated in line 61 and new Notice of Readiness given, the Buyers shall retain their option to cancel. In the event that the Buyers elect to cancel this Agreement the deposit together with ~~interest earned~~ any accrued interest shall be released to them immediately.

Should the Sellers fail to give Notice of Readiness by the date stipulated in line 61 or fail to be ready to validly complete a legal transfer as aforesaid they shall make due compensation to the Buyers for their loss and for all expenses together with interest if their failure is due to proven negligence and whether or not the Buyers cancel this Agreement.

15.       Buyers’ representatives

After this Agreement has been signed by both parties via fax and the initial 5% (five per cent) deposit has been lodged, the Buyers have the right to place two representatives on board the Vessel at their sole risk and expense upto the time and place of delivery, ~~upon arrival at on or about~~

These representatives are on board for the purpose of familiarisation and in the capacity of observers only, and they shall not interfere in any respect with the operation of the Vessel. The Buyers’ representatives shall sign the Sellers’ letter of indemnity prior to their embarkation.

Upon Sellers tendering the Two (2) days approximate notice of Vessel’s expected readiness to tender the actual notice of readiness for delivery, the Buyers shall be allowed to place a further representative on board and up to Two (2) other crew members to be allowed onboard during daylight hours when Sellers crew shall demonstrate and familiarise Buyers’ representatives/crew on the operation of the Vessels’ equipment, machinery and systems.

16.       Arbitration

a)*                  This Agreement shall be governed by and construed in accordance with English law and any dispute arising out of this Agreement shall be referred to arbitration in London in accordance with the Arbitration Acts 1950 and 1979 or any statutory modification or re-enactment thereof for the time being in force, arbitrators to be members of LMAA, one arbitrator being appointed by each party. On the receipt by one party of the nomination in writing of the other party’s arbitrator, that party shall appoint their arbitrator within fourteen days, failing which the decision of the single arbitrator appointed shall apply. If two arbitrators property appointed shall not agree they shall appoint an umpire whose decision shall be final.

~~b)*                 This Agreement shall be governed by and construed in accordance with Title 9 of the United States Code and the Law of the State of New York and should any dispute arise out of this Agreement, the matter in dispute shall be referred to three persons at New York, one to be appointed by each of the parties hereto, and the third by the two so chosen; their decision or that of any two of them shall be final, and for purpose of enforcing any award, this Agreement may be made a rule of the Court.~~

~~The proceedings shall be conducted in accordance with the rules of the Society of Maritime Arbitrators, Inc., New York.~~

~~c)*                  Any dispute arising out of this Agreement shall be referred to arbitration at                         subject to the procedures applicable there. The laws of                     shall govern the Agreement.~~

*                            16 a), 16 b) and 16 c) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 16 a) to apply.

Additional Clause 17 to 20 herewith attached form an integral part of this Agreement.

Appendix to Memorandum of Agreement code-name SALEFORM 1993 – dated 30th August 2006
M/V “FOREMOST”

Clause 17.

The vessel is to be delivered without drydocking but Buyers shall have the right to request and carry out a divers inspection of Vessel’s underwater parts by Vessel’s class approved divers with video equipment. Such underwater inspection to be attended by class surveyor, Buyers’ representative and Sellers’ representative. Cost of divers and class surveyor fee for Buyers account. If the condition at the port of delivery are unsuitable for such inspection, the Sellers shall make the Vessel available at a suitable alternative place in Sellers’ option in or near to such delivery port at their own cost and expense.

If any damage is found affecting class which in the opinion of class surveyor present at inspection would constitute a recommendation requiring the Vessel to drydock immediately, then clause 6 of NSF 93 to apply and the Vessel to be drydocked in accordance with the terms and conditions of said clause. Further, the cancelling date to be extended without any compensation and damages imposed on the Sellers for the period corresponding to that of the Sellers finding a proper drydock, transporting the Vessel from the port of underwater inspection up to the drydock, and making and completing the required repair at the drydock.

If any damage is found which in the opinion of class surveyor present at inspection would constitute a recommendation not requiring the Vessel to drydock until the next scheduled drydocking, then Sellers and Buyers to apply to two shipyards mutually agreed in the delivery area for quotations for repairs of said damage the cost to be the direct cost to repair such damage (ie no drydock fees, no offhire etc.).

Thereafter it shall be in the Sellers’ option whether to repair said damages prior to delivery or to deliver the Vessel with said damage the buyers to take delivery with such class recommendation, against a reduction in price of the cost of repairs, which to be defined as the average of the two quotations obtained.

If no damage found by class surveyor to affect class then the Vessel to be delivered without pre-delivery drydocking.

Clause 18.

Sellers to assist Buyers and provide them with all information and original and copies of certificates as may be required for Buyers’ registration purposes. Agreement on list of delivery documents to be incorporated in this Agreement in a form of an Addendum. Photocopies of all executed delivery documents to be faxed to Buyers well in advance of delivery.

Clause 19.

Sellers to provide a letter stating that to the best of their knowledge the Vessel is not blacklisted by the Arab Boycott League in Damascus or any other nation or organisation.

Clause 20.

All details of this Agreement to be kept private and confidential by both parties and is not to be discussed with any unrelated third parties.

On behalf of the SELLERS	On behalf of the BUYERS

/s/ Marcus Choleva	/s/ C. J. Hanson
Name:	Name:	C. J. Hanson
Title:	Title:	Director Britannia Bulk Plc 31/08/2006

Addendum No. 1.

To the Memorandum of Agreement
Dated the 30th August 2006

It is Agreed on this 22nd day of January 2007 the following documents in English (or if not in English, translated into English and certified, signed and stamped, by a lawyer that the translation is true and accurate) will be provided by the Seller to the Buyer and the Buyer to the Seller respectively at the time of Closing in exchange for the Purchase Price. Except as otherwise provided or agreed copies of all documents will be sent by fax or e-mail to the Buyer and Seller respectively at least four (4) days prior to the date of the Closing.

Documents to be provided by the Sellers

1.                          LEGAL BILL OF SALE in two originals, transferring the title of the whole of the vessel, “FREE FROM ALL ENCUMBRANCES, MORTGAGES AND MARITIME LIENS, OR ANY OTHER DEBTS OR CLAIMS WHATSOEVER”, duly notarised and apostilled.

2.                          OWNERSHIP AND FREE OF ENCUMBRANCES CERTIFICATE, issued on the day of delivery by the proper authorities (Panama Register), confirming that the Sellers are the current owners and the Vessel is free of all encumbrances.

3.                          CLASS MAINTENANCE CERTIFICATE, by the vessel’s class association, stating that “the vessel is free of any conditions, recommendations and notations”, as per M.O.A., issued up to two (2) business days before closing.

4.                          MINUTES OF A MEETING OF THE BOARD OF DIRECTORS AND OFFICERS OF THE SELLERS, RESOLVING THE SALE OF THE VESSEL AND AUTHORISING THE SIGNATORY OF THE BILL OF SALE TO EFFECT THE TRANSFER OF THE VESSEL TO THE BUYERS.

5.                          POWER OF ATTORNEY, in favour of the person who will sign the Bill of Sale and effect the transfer of ownership of the vessel to the contracted Buyers notarised and apostilled.

6.                          CERTIFIED TRUE COPY OF THE CERTIFICATE OF INCORPORATION, ARTICLES OF INCORPORATION AND BY LAWS OF THE SELLERS TO BE NOTARISED AND APOSTILLED.

7.                          Commercial Invoices, on the Sellers’ Letterhead paper, for the Vessel’s price and remaining bunkers and lubricants in triplicate.

8.                          Letter of Undertaking from the Sellers, on the Sellers’ Letterhead paper, to confirm that the Vessel has not been blacklisted by any nation and organisation including but not limited to the Arab Boycott League in Damascus.

9.                          Letter of Undertaking from the Sellers stating, Vessel is to be delivered free of Port State Control deficiencies and detentions, at the time of, and at the port of, delivery.

10.                    Original Good Standing Certificate issued by Isle of Man authorities showing Directors.

11.                    The following certificates/documents to be delivered on board the Vessel (and faxed to Buyers earliest possible but not later than five days prior to delivery):

1)                         Copy of Vessel’s Certificate of Registry

2)                         Original Certificate of Classification

3)                         Original International Tonnage Certificate

4)                         Original International Load Line Certificate

5)                         Original Safety Radio Telegraphy Certificate

6)                         Original Safety Equipment Certificate (Safety items certificates i.e. for Life Rafts, Fire extinguishers, Breathing Apparatus, E.B.B.D. Co2 in engine room)

7)                         Original International Oil Pollution Prevention Certificate (IOPP-MARPOL)

8)                         a.         Original of the latest Continuous Synopsis Record (attached by form II and form III, if any)

b.         Original of previous Continuous Synopsis Record Number, if any (attached by form II and form III)

9)                         Copy of Radio Licence

10)                   Copy of Minimum Safe Manning Certificate

11)                   GMDSS equipment list + amendments including approved drawings of GMDSS station and AIS

12)                   Copy of Last ss/drydocking Survey report and all Class Survey report as found on board including up-dated Class survey Status

13)                   Original Safety Construction Certificate

14)                   Original Deratting Exemption Certificate

15)                   Original Suez & Panama Canal Tonnage Certificates

16)                   Ship’s security certificate

17)                   Trim and stability booklet with class endorsement

18)                   BC Code Certificate

19)                   Complete ESP file up to date including all thickness measurement reports.

20)                   Cargo Securing Manual

21)                   Copy of latest entries in the Garbage Manual

22)                   Cargo Gear Equipment Certificates

23)                   Approved Loading Manual and Grain Loading

24)                   Class approved Loading Program including a approved manuals and test conditions

25)                   Original Continuous Synopsis Record (CSR) fully up to date Certificate

26)                   Class assessment and approvals of all URS requirements

27)                   Class approved drawings of water ingress detection system

28)                   Original crew accommodation certificate including all records and reports

12.                    Letter from the Sellers confirming that all crew wages and dues are fully paid up to and including the date of delivery and those costs covering the repatriation of the crew.

13.                    Letter of Undertaking from the Sellers to indemnify the Buyers against all consequences of claims made against the vessel which have been incurred prior to the time of delivery.

Documents to be provided by the Buyers

A.      Corporate resolution and Minutes of a Meeting of the directors of Navigator Bulk Services S.A., resolving the purchase and taking delivery of the Vessel and authorizing the signatory of the relevant documents, hereunder the MOA and the Protocol of Delivery and Acceptance.

B.        Power of Attorney granting the necessary authority for completion of the transfer of the Vessel to representatives of Buyers, which are not mentioned as having the necessary authority in the legal opinion to be provided by the Buyers such Power of Attorney to be duly notarized and legalized/apostilled.

C.        Certified copy of the Articles of Association of Navigator Bulk Services S.A.

D.       Legal opinion that the Buyer is acting within the Articles of Association, and that representatives who do not have a Power of Attorney can act on behalf of and with binding effect on the Buyers, such opinion to be issued by an attorney who is certified to practice in the country of incorporation of the Buyer such Legal Opinion to be duly notarized and legalized/apostilled.

E.         Letter from the Panamanian Consulate showing that the Panama Government has no objection that the Vessel be sold to Navigator Bulk Services S.A.

F.         Undertaking on Buyers’ letterhead with the following wording: “We refer to a memorandum of agreement dated 30 August (the “MOA”). Britannia Bulk PLC hereby informs that it has made use of its right to nominate a different buyer. The nominated buyer is Navigator Bulk Services S.A. and Britannia Bulk PLC hereby undertakes to guarantee for the correct fulfilment of the MOA by Navigator Bulk Services S.A.”

Documents to be provided jointly by Buyers and Sellers

I.         Letter of Undertaking concerning the payment of the Bunkers

II.        Letter concerning the dual execution of the memorandum of Agreement

III.                    At the time of delivery of the Vessel safely afloat, free from all encumbrances, mortgages, and maritime liens, in accordance with the Memorandum of Agreement dated August 30, 2006 the Buyers, Messrs, Navigator Bulk Services S.A. and Sellers, Messrs, Pan Shipping L.P., of Isle of Man shall sign and deliver to each other a Protocol of Delivery and Acceptance confirming the date and time of delivery of the Vessel from the Sellers to the Buyers. The Protocol of Delivery and Acceptance shall be executed and signed by the both the Buyers and the Sellers.

To which the Parties have set their hand on the day and date first above written

/s/ C.J. Hanson	/s/ Marcus Choleva
Navigator Bulk Services S.A.	Pan Shipping L.P
(Marcus Choleva on behalf of
Pan Shipping LP)

EXHIBIT B

RESOLUTIONS OF BRITANNIA BULK PLC
AND
NAVIGATOR BULK SERVICES S.A.

BRITANNIA BULK PLC

(Registered Number 03842976)
(the “Company”)

MINUTES of a meeting of the Board of Directors of the Company on 14 February 2007 at 9:30 am.

PRESENT:	Arvid Tage	Chairman
Clifford Hanson
David Znak
Serguei Zoudov
Fariyal Khanbabi

NOT PRESENT:	Rex Harrington

1.                         CHAIRMAN, NOTICE AND QUORUM

1.1                    Arvid Tage took the chair (the “Chairman”) for the meeting.

1.2                    The Chairman noted that a quorum was present and that due notice of the meeting had been given to all Directors. Accordingly, the Chairman declared the meeting open.

2.                         NOTIFICATION OF INTERESTS

In accordance with section 317 of the Companies Act 1985, each of the Directors present declared his interest as a Director in the business to be transacted at the meeting.

3.                         BUSINESS OF THE MEETING

3.1                    The Chairman noted that the Company, as debtor, had entered into a Vessel Acquisition Account and Security Agreement dated  16 November 2006 with Wilmington Trust Company, as trustee, (the “VAASA”) and that pursuant to clause 6.2(b) of the VAASA, the Company was entitled to withdraw funds from the Vessel Acquisition Account (as defined in the VAASA) to acquire marine vessels flagged under certain jurisdictions.

3.2                    The Chairman noted that the Company, as buyer, had entered into a Memorandum of Agreement dated 30 August 2006 with Pan Shipping L.P. c/o Wallbrook Trustees (IOM) Limited, as seller, in respect of the sale and purchase of a Panamanian flagged vessel built in November 1998 and known as “Foremost”.

3.3                    The Chairman also noted that pursuant to clause 6.2(b)(vii) of the VAASA, the Company, or a Restricted Subsidiary (as defined in the VAASA), was under an obligation to enter into a binding Time Charter with a third party, that is not an affiliate of the Company or a Restricted Subsidiary, with respect to Foremost for a minimum term of 2 years and on terms reasonably believed by the Board of Directors of the Company to be commercially reasonable and consistent with industry practice.

3.4                    The Chairman further noted that Navigator Bulk Services S.A., a Restricted Subsidiary incorporated in Panama, had entered into a Time Charter dated 22 December 2006 with Glory Wealth Shipping  Service Ltd., as charterer,  (the “Charter”) for a minimum period of 24 months and a maximum period of 26 months in respect of Foremost.

3.5                    It was reported that the purpose of the meeting was to consider and, if thought fit, to resolve to ratify and approve the entry by Navigator Bulk Services S.A. into the Charter.

4.        PRODUCTION AND CONSIDERATION OF DOCUMENTS

4.1                    A copy of the Charter was produced to the meeting.

4.2                    The Charter was carefully considered by the Board and IT WAS RESOLVED THAT:

(a)                    the terms and conditions of the Charter were commercially reasonable and consistent with industry practice;

(b)                   it was bona fide in the best commercial interests of the Company and its wholly-owned subsidiary, Navigator Bulk Services S.A., to enter into the Charter; and

(c)                    all acts taken and transactions or agreements made prior to the adoption of these resolutions by any of the Directors in the name of the Company or Navigator Bulk Services S.A. in connection with the foregoing matters, are hereby ratified, confirmed and adopted by the Company.

5.        CLOSE

There being no further business, the Chairman brought the meeting to a close.

/s/ Arvid Tage
Chairman

Date: February 2007

NAVIGATOR BULK SERVICES S.A. (THE “COMPANY”)

MINUTES OF A MEETING OF

THE BOARD OF DIRECTORS

HELD ON 14 FEBRUARY, 2007 AT 10:45 A.M. IN THE CITY OF LONDON

Present in person or by proxy: Messrs: Arvid Tage, David Myron Znak, Sergei Zoudov, Clifford John Hanson and Ms. Fariyal Khanbabi, being all the members of the Board of Directors.

Notice to the meeting was waived by all present.

Mr. Arvid Tage President of the Company declared the meeting opened and Ms. Fariyal Khanbabi, the Secretary took the minutes thereof.

The President brought up for discussion the following considerations, which were unanimously approved:

The Company, organized under the laws of the Republic of Panama, hereby consents to the adoption of the following resolutions and to the taking of the actions contemplated thereby, in each case with the same force and effect as if presented to and adopted at a meeting of said Board of Directors (the “Board”):

WHEREAS, Britannia Bulk Plc (“Britannia Bulk”) intends to request the withdrawal of funds, in connection with the acquisition of a vessel, from a vessel acquisition account established by that certain Vessel Acquisition Account and Security Agreement (the “VAASA”) dated November 16, 2006 by and between Britannia Bulk and Wilmington Trust Company, as trustee (the “Trustee”).

WHEREAS, Britannia Bulk, as buyer, has entered into a Memorandum of Agreement dated August 30, 2006 with Pan Shipping L.P. c/o Wallbrook Trustees (IOM) Limited, as seller, in respect of the sale and purchase of the “Foremost” a Panamanian flagged vessel built in November 1995.

WHEREAS, under the provisions of the VAASA, it is a condition precedent to the withdrawal of funds from the vessel acquisition account for the Company to (i) enter into a binding Time Charter with a third party, that is not an affiliate of the Company or Britannia Bulk, with respect to Foremost for a minimum term of 2 years and on terms reasonably believed by the board of Britannia Bulk to be commercially reasonable and consistent with industry practice and (ii) deliver to the Trustee a ship mortgage in a form reasonably satisfactory to the Trustee granting to the Trustee a first priority lien over Foremost subject to Permitted Collateral Liens (as defined in the VAASA) (the “Ship Mortgage”).

WHEREAS, the Company has entered into a Time Charter dated 22 December 2006 with Glory Wealth Shipping Service Ltd., as charterer, (the “Charter”) for a minimum period of 24 months and a maximum period of 26 months in respect of Foremost.

WHEREAS, the Board has determined that the Company will derive economic and other benefits from the entering into the Charter.:

After considerations were duly made by the Board members,

IT WAS RESOLVED:

FIRST: that the terms and conditions of the Charter were commercially reasonable and consistent with industry practice.

SECOND: that it was bona fide and in the best commercial interests of the Company to enter into the Charter.

THIRD: to approve the form, terms and provisions of the Ship Mortgage in the form presented to this meeting and to approve the entry by the Company, as mortgagor, into the Ship Mortgage for the benefit of the Trustee, as mortgagee.

FOURTH: to authorize any officer or director of the Company, as attorneys in fact of the Company, each of them acting individually, to act on behalf of the Company and sign the Ship Mortgage as well as any other document related or necessary to complete the validity of same (including, but not limited to, the Acceptance of Sale of the Foremost for the registration of  ownership title in the Republic of Panama).

FIFTH: that any of said officers or directors is hereby authorized in the name of and on behalf of the Company to take such further action and to do all things that may appear in his or her discretion to be necessary in connection with renewals, extensions for any period, increases, amendments, modifications, rearrangements, restatements, retirements and/or compromises of the Ship Mortgage or other documents executed in connection with the resolutions described above.

SIXTH: that any of said officers or directors is authorized and empowered to do or cause to be done all such acts or things and to sign and deliver, or cause to be signed and delivered, all such documents, agreements, contracts, instruments, certificates and other written obligations (including, without limitation, the Ship Mortgage and any and all notices and certificates required or permitted to be given or made to the Trustee under the terms of any of the instruments executed on behalf of the Company in connection with the resolutions described above), in the name and on behalf of the Company or otherwise, as any of said officers or directors, in his or her discretion, may deem necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions and to perform the obligations of the Company under all documents, agreements, contracts, certificates, instruments or other written obligations executed on behalf of the Company in connection with the foregoing resolutions;

SEVENTH: that the execution by any of said officers or directors of any document authorized by the foregoing resolutions or any document executed in the accomplishment of any action or actions so authorized, is (or shall become upon delivery) the enforceable and binding act and obligation of the Company, without the necessity of the signature or attestation of any other officer or director of the Company or the affixing of the corporate seal; and

EIGHTH: that all acts, transactions, or agreements undertaken prior to the adoption of these resolutions by any of the officers, directors or representatives of the Company in its name and for its account with the Trustee in connection with the foregoing matters are hereby ratified, confirmed and adopted by the Company.

There being no further business brought up for discussion, the meeting was closed.

(Original signed) Arvid Tage	(Original signed) Ms. Fariyal Khanbabi

President / Director	Secretary / Director

The undersigned Ms. Fariyal Khanbabi, Secretary of the Company, hereby confirm that the above is a true extract of the minutes of the Meeting of the Board of Directors of the Company held on 14 February, 2007.

London,

/s/ Fariyal Khanbabi
Ms. Fariyal Khanbabi